JACOBS®

Phoenix House,
3 Surtees Way, Surtees Business Park
Stockton on Tees
TS18 3HR, United Kingdom
DDI: 44 (0)1642 334455
e-mail: peter.perkins@jacobs.com

30TH March 2011

Consent of Author

To the Board of Directors of Eldorado Gold Corporation

I hereby consent to the incorporation by reference in this annual report on Form 40-F of March 30, 2011 for the year ended December 31, 2010 of the description of the report titled "Perama Hill Project, Thrace, Greece" dated January 28, 2010 (the "Technical Report") and of extracts from or a summary of the Technical Report and to the use of my name under this annual report as a named expert.

Dated as of this 30th day of March 2011

Peter J. Perkins, BSc (Eng), ARSM, CEng, PrEng, MIMMM, MSAIMM